

August 27, 2012

Via E-mail
Ms. Sallie B. Bailey, Chief Financial Officer
Louisiana-Pacific Corporation
414 Union Street, Suite 2000
Nashville, TN 37219

> **Re:** **Louisiana-Pacific Corporation**
> **Form 10-K for the year ended December 31, 2011**
> **Filed February 29, 2012**
> **File No. 1-7107**

Dear Ms. Bailey:

We have reviewed your filing and have the following comments. In some of our comments we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Critical Accounting Policies and Significant Estimates, page 24</u>

<u>Impairment of Long-Lived Assets, page 24</u>

1. We note you review long-lived assets for impairment at least on a quarterly basis. Please revise future annual and quarterly filings to include a more specific and comprehensive discussion regarding the outcome of your review. In this regard, please clarify if there are any long-lived assets for which the fair value does not significantly exceed the carrying value. In addition, please include a quantified sensitivity analysis of changes in your significant assumptions. Reference Release No 33-8350.

<u>Income Taxes, page 25</u>

2. With a view towards future disclosure, please provide us with a specific and comprehensive discussion regarding how you determined that your deferred tax assets are realizable. In this regard, please specifically discuss what consideration you have given to the losses you have recorded in recent years. In addition, please quantify and discuss

the tax planning strategies you have implemented and clarify if there are any additional tax planning strategies you intend to employ. Finally, please clarify how the increase in your valuation allowances during fiscal 2011 was determined. Reference ASC 740-10-30-16 through 30-25.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732, Tricia Armelin at (202) 551-3747 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief